UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-35944

CUSIP Number 73933G202

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Power Solutions International, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

201 Mittel Drive

Address of Principal Executive Office (Street and Number)

Wood Dale, Illinois 60191

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Power Solutions International, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, as its focus is on the preparation, finalization and audit or review, as applicable, of the Company’s financial statements to be included in its Annual Report on Form 10-K for the year ended December 31, 2018 ( “2018 10-K”). The delay in filing the 2018 10-K is a consequence of the time and effort necessary to complete the remaining delinquent financial statements following the Company’s filing on May 16, 2019, of certain restated and then delinquent financial statements in the Company’s Form 10-K for the year ended December 31, 2017 (the “2017 Form 10-K”). The Company does not expect to file the Form 10-Q for the period ended September 30, 2019 on or before the expiration of the 5 calendar day extension period provided in Rule 12b-25(b). The Company plans to file the Form 10-Q as soon as practicable following the completion of the 2018 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Charles F. Avery, Jr.	(630)	350-9400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No

The Company has not yet filed its Form 10-Qs for the quarters ended March 31, 2018, June 30, 2018, September 30, 2018, March 31, 2019, and June 30, 2019, and its Form 10-K for the year ended December 31, 2018.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net sales for the three and nine months ended September 30, 2019 were approximately $137 million and $392 million, respectively. Net sales results for the three months ended September 30, 2019 are virtually unchanged versus the prior year, reflective of a strong improvement within the energy end market and a nominal improvement in the transportation end market, offset by a decline in the industrial end market, as compared to the same period in 2018. For the nine months ended September 30, 2019, the Company’s net sales results are above the prior year and reflect improvements across the energy and transportation end markets, coupled with a nominal decline within the industrial end market. Results of operations for the three and nine months ended September 30, 2019 were impacted by significant third-party professional fees related to, among other items: (i) ongoing efforts to complete prior-period financial statements, (ii) audit fees related to prior-period financial statements, (iii) the previously disclosed governmental investigations, and (iv) internal control remediation efforts. Additionally, the Company incurred significant expenses for product development activities in support of the Company’s long-term growth objectives, and for post-employment costs for certain former employees. The Company’s total debt obligations were approximately $92 million at September 30, 2019, a decrease of approximately $18 million as compared with total debt at December 31, 2018. The decline in debt includes the net impact of customer prepayments of approximately $11 million. The net sales data is preliminary and has not been reviewed by the Company’s independent registered public accounting firm and is subject to change.

Until it has finalized and filed its financial statements for all periods subsequent to December 31, 2017, including the quarter ended September 30, 2019, the Company is unable to provide comparative period financial results and report its final results. Upon such finalization, the Company will be in a position to provide a reasonable estimate of its financial results for the period.

Caution Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements regarding the current expectations of the Company about its prospects and opportunities. These forward-looking statements are entitled to the safe-harbor provisions of Section 21E of the Securities Exchange Act of 1934. The Company has tried to identify these forward-looking statements by using words such as “anticipate,” “believe,” “budgeted,” “contemplate,” “estimate,” “expect,” “forecast,” “guidance,” “may,” “outlook,” “plan,” “projection,” “should,” “target,” “will,” “would,” or similar expressions, but these words are not the exclusive means for identifying such statements. These forward-looking statements include statements regarding the Company’s sales expectations, growth objectives, and product development expenses. These statements are subject to a number of risks, uncertainties, and assumptions that may cause actual results, performance or achievements to be materially different from those expressed in, or implied by, such statements.

The Company cautions that the risks, uncertainties and other factors that could cause its actual results to differ materially from those expressed in, or implied by, the forward-looking statements, include, without limitation: management’s ability to successfully implement the Audit Committee’s remedial recommendations; the time and effort required to complete its delinquent financial statements and prepare the related Form 10-K and Form 10-Q filings; the timing of completion of necessary interim reviews and audits by the Company’s independent registered public accounting firm; the timing of completion of steps to address, and the inability to address and remedy, material weaknesses; the identification of additional material weaknesses or significant deficiencies; variances in non-recurring expenses; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the financial reporting and internal control matters and related litigation and investigations; the ability of the Company to accurately budget for and forecast sales, and the extent to which sales result in recorded revenues; the impact of the investigations being conducted by United States Securities and Exchange Commission (“SEC”), and the criminal division of the United States Attorney’s Office for the Northern District of Illinois (“USAO”) and any related or additional governmental investigative or enforcement proceedings; any delays and challenges in recruiting key employees consistent with the Company’s plans; any negative impacts from delisting of the Company’s Common Stock from the NASDAQ Stock Market and any delays and challenges in obtaining a re-listing on a stock exchange; and the risks and uncertainties described in reports filed by the Company with the SEC, including without limitation its Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The Company’s forward-looking statements are presented as of the date hereof. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Power Solutions International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2019	By:	/s/ Charles F. Avery, Jr.
	Name:	Charles F. Avery, Jr.
	Title:	Chief Financial Officer